[redacted]

10029769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson & Smith Investment Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 West Main Avenue
(No. and Street)

Gastonia	NC	28052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Smith — (704) 865-9546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP.
(Name – *if individual, state last, first, middle name*)

1023 W. Morehead Street	Charlotte	NC	28208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Allen Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson & Smith Investment Securities, LLC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Member
Title

Michelle Miller Commission expires March 11, 2012
Notary Public

MICHELLE MILLER NOTARY PUBLIC MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rives & Associates, LLP

Certified Public Accountants

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina 28052

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Jackson & Smith Investment Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Jackson & Smith Investment Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Jackson & Smith Investment Securities, LLC's management is responsible for Jackson & Smith Investment Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, from the general ledger, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, amounts were re-footed and compared to the general ledger, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

February 25, 2010

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Jackson & Smith Investment
Securities, LLC.
275 West Main Avenue
Gastonia, NC 28052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 215.92

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

____
Date Paid

C. Assessment balance due 65.92

D. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 65.92

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 65.92

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jackson & Smith Investment Securities, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

____
(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 151,234
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	111
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	48
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	159
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,767
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	63,258
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	65,025
2d. SIPC Net Operating Revenues	$ 86,368
2e. General Assessment @ .0025	$ 215.92

(to page 1 but not less than $150 minimum)

Jackson & Smith Investment Securities, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2009

Jackson & Smith Investment Securities, LLC

Table of Contents

Rives & Associates, LLP

Certified Public Accountants

Independent Auditors' Report

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

We have audited the accompanying balance sheet of Jackson & Smith Investment Securities, LLC as of December 31, 2009, and the related statements of operations and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Smith Investment Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary information, is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rives & Associates LLP

February 25, 2010

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Balance Sheet
December 31, 2009

ASSETS

Current assets:		
Cash and cash equivalents	$	13,446
Cash deposited with clearing agent		15,000
Commissions receivable		3,131
Marketable securities owned, at market value		396,836
Prepaid expenses		3,862
Total current assets		432,275
Property and equipment:		
Office furniture and equipment		143,487
Leasehold improvements		8,128
		151,615
Accumulated depreciation		(141,567)
		10,048
Other assets:		
Investment-seat licenses		10,800
		10,800
Total assets	$	453,123

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	2,008
Total current liabilities		2,008
Members' capital		451,115
Total liabilities and members' equity	$	453,123

See independent auditors' report and notes to financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2009

Revenue:		
Commissions	$	95,155
Interest and dividends		18,661
Other		2,561
Total revenue		116,377
Expenses:		
Employee compensation		88,935
Occupancy		15,573
Depreciation		810
Advertising		744
Professional fees		7,250
Dues		6,899
Insurance		13,815
Office expense		3,495
Vehicle expense		5,363
Taxes, other than income		4,229
Total expenses		147,113
Net loss		(30,736)
Other comprehensive income:		
Unrealized gains on securities		21,674
Net comprehensive loss		(9,062)
Members' capital:		
Beginning of year		460,177
End of year	$	451,115

See independent auditors' report and notes to financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:		
Net comprehensive loss	$	(9,062)
Adjustments to reconcile net comprehensive loss to net cash used in operating activities:		
Depreciation		810
Change in net unrealized gains (losses) on securities		(21,674)
Change in operating assets and liabilities		
Commissions receivable		1,971
Accounts payable and accrued expenses		1,617
Net cash used in operating activities		(26,338)
Cash flows from investing activities:		
Purchases of equipment		(399)
Net cash used in investing activities		(399)
Net decrease in cash and cash equivalents		(26,737)
Cash, beginning of year		40,183
Cash, end of year	$	13,446

See independent auditors' report and notes to financial statements

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jackson & Smith Investment Securities, LLC. is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a fully disclosed firm and executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. The Company uses Sterne, Agee & Leach, Inc. for completing all transactions.

Jackson & Smith Investment Securities, LLC. is a North Carolina Limited Liability Company. The duration of the LLC is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, or for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising Cost

The Company expenses the cost of advertising and marketing as they are incurred.

Marketable Securities

Marketable securities consist of corporate stocks and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Proprietary securities transactions and any related gains or losses are recognized on the trade date.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the asset using the straight-line method. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed when incurred. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Commission Receivable

In the customary course of business, the Company earns commissions related to the execution of customer trades. Not all commissions are collected in the period in which they are earned. Accordingly, amounts earned but not collected are reflected as commission receivables. Management considers the need for an allowance for bad debts. In assessing the need for an allowance for bad debts management considers the nature of the receivables, past experience, current economic conditions, and other risks inherent in the receivable portfolio. Based upon these factors, management has determined there is not a need for an allowance for doubtful accounts as of December 31, 2009.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company rented office space on a month-to-month lease from a member. Total rent paid to the member amounted to $7,500 for the year ended December 31, 2009.

NOTE 3 - INCOME TAXES

Limited liability corporations ("LLCs") are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the financial statements of Jackson & Smith Investments Securities, LLC.

NOTE 4 – CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).. At December 31, 2009 the Company had net capital of $314,323 which was $309,189 in excess of its required net capital of $5,000. The Company's net ratio was 1 to 64.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK AND OTHER BUSINESS CONCENTRATIONS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK AND OTHER BUSINESS CONCENTRATIONS (continued)

Additionally, the Company maintains bank accounts at an institution insured by the Federal Deposit Insurance Corporation ("FDIC"). On October 3, 2008 the federal government passed the Emergency Economic Stabilization Act of 2008 which temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The increased coverage is scheduled to expire on December 31, 2013. The Company does not have deposits in excess for the year ended 2009.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations.

NOTE 6 – ACCOUNTING DEVELOPMENTS

In July 2006, the Financial Accounting Standards Board, ("FASB"), issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109* ("FIN 48"), subsequently titled under the FASB Accounting Standards Codification ("ASC") as ASC 740. ASC 740 clarifies the accounting uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company has adopted the provisions of FASB ASC 740 during the year ended December 31, 2009. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Jackson & Smith Investment Securities, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph.

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members', the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

February 25, 2010

SUPPLEMENTARY INFORMATION

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Material Inadequacies – Rule 17a-5(j)
Year Ended December 31, 2009

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended December 31, 2009

Balance, January 1, 2009	$ -
Increases (decreases), 2009	-
Balance, December 31, 2009	$ -

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Computation of Net Capital		
Total members' equity	$	451,115
Less: Aggregate indebtedness		2,008
Total members' equity qualified for net capital		449,107
Nonallowable assets:		
Furniture and equipment, net of accumulated depreciation		10,048
Specified percentage (15%) reduction in market value of securities in Company trading and investment accounts		59,892
Discount on concentrated portion		50,182
Other long-term investment		10,800
Prepaid expenses		3,862
Total nonallowable assets		134,784
Net capital		314,323
Minimum net capital computation:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		134
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement		5,134
Excess net capital	$	309,189
Ratio: Aggregate indebtedness to net capital		0.6388%